SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 14f


              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  000-09751


                             Viable Resources, Inc.
               ---------------------------------------------------
             (Exact name of registrant as specified in its charter)

                 NEVADA                                         83-0242652
  -------------------------------------                    --------------------
       State or Other Jurisdiction                           (I.R.S. Employer
    of incorporation or organization)                         Identification
                                                                  Number)


                      P.O. Box 3412, Casper, Wyoming 82602
           ----------------------------------------------------------
                (Address of principal Executive Offices Zip Code)

Registrant's telephone number, including area code:  (307) 472-3000

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Shares Outstanding

     As of May 23, 2002, there were 24,550,300 voting shares of the Registrant's common stock outstanding. Registrant has only one class of voting securities, common stock, each share entitling the holder thereof to one vote.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following persons are known by the Registrant to own or control beneficially more than five percent of its outstanding $.01 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:


                                                           Number of                 Percent
Name and Address of                                        Shares Owned              of Shares
Beneficial Owner                                           Beneficially              Owned
---------------------------------------------------------------------------------------------------------
Ya-Ping Hsu                                                  1,500,000                       6.1%
3 fl.-2, No. 100, Sec. 3
Heping E. Rd., Daan Chiu
Tai Pei, Taiwan 106, R.O.C.

Philip G. Hinds (1)(2)                                       3,000,000                       12.2%
544 E. Yellowstone HWY
Casper, Wyoming  82601

Ronald A. Shogren (2)                                        3,000,000                       12.2%
P.O. Box 4644
Casper, Wyoming  82604

Michael R. Butler (2)                                        3,000,000                       12.2%
13750 Bessemer Bend Road
Casper, Wyoming  82604

Geoffrey P. Talbot (3)(4)                                    1,876,180                       22.16% (10)
345 North Maple Drive
Suite #120
Beverly Hills, California  90210


                                       2


Peter Upfold (3)(5)                                          2,814,270                       33.25% (10)
345 North Maple Drive
Suite #120
Beverly Hills, California  90210

Dr. Leonard Silverman (3)(6)                                   100,000                       1.18% (10)
345 North Maple Drive
Suite #120
Beverly Hills, California  90210

Robert B. Fields (3)(7)                                        100,000                       1.18% (10)
345 North Maple Drive
Suite #120
Beverly Hills, California  90210

Chad Kalebic (8)                                               720,300                        8.5% (10)
1547 N. Hayworth, Apt. 102
Los Angeles, CA 90046

John Hoff (9)                                                1,009,550                      11.92% (10)
345 North Maple Drive
Suite #120
Beverly Hills, California  90210

Officers and Directors as a group                            4,893,450                       57.78% (10)
     (Messrs. Talbot, Upfold,
     Silverman and Fields)


(1)    Officer

(2)    Resigning Director

(3)    Proposed Director

(4) Includes the right to acquire within 60 days 1,859,780 shares of common stock to be held by P.B. Talbot Trust (for the benefit of Geoffrey P. Talbot) upon consummation of the Agreement and Plan of Reorganization.

(5) Includes the right to acquire within 60 days 2,789,670 shares of common stock upon consummation of the Agreement and Plan of Reorganization.

(6) Includes the right to acquire within 60 days 100,000 shares of common stock upon consummation of the Agreement and Plan of Reorganization.

(7) Includes the right to acquire within 60 days 100,000 shares of common stock upon consummation of the Agreement and Plan of Reorganization.

(8) Includes the right to acquire within 60 days 720,300 shares of common stock upon consummation of the Agreement and Plan of Reorganization.


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


(9) Includes the right to acquire within 60 days 1,009,500 shares of common stock upon consummation of the Agreement and Plan of Reorganization.

(10) Indicates the percentage of beneficial ownership after giving effect to the 1 for 16 reverse split contemplated by the Agreement and Plan of Reorganization.


Changes In Control Of Registrant

     On May 16, 2002, the Company entered into an Agreement and Plan of Reorganization with the shareholders of Statmon Technologies, Corp., a Delaware corporation, pursuant to which the Company will acquire all of the issued and outstanding stock of Statmon in exchange for 7,575,000 common shares of the Company. The exchange of shares shall take place following a one for 16 reverse split of the issued and outstanding shares of the Company contemplated by the Agreement and Plan of Reorganization.


                        DIRECTORS AND EXECUTIVE OFFICERS

         The current Directors and Executive officers of Registrant are:

                  Philip G. Hinds                             President/Director
                  Michael R. Butler                           Director
                  Ronald Shogren                              Director



Legal Proceedings

     No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.


                                   MANAGEMENT

                           IDENTIFICATION OF DIRECTORS
                   TO BE APPOINTED WITHOUT SHAREHOLDER MEETING


     Upon ten days after the filing of this Form and mailing of this Notice to Shareholders, the present Officers and Directors of the Company, Philip G. Hinds, Michael R. Butler and Ronald Shogren, will resign and the appointment of Geoffrey P. Talbot, Peter Upfold, Dr. Leonard Silverman and Robert B. Fields will be effective as directors.



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

     The persons nominated to be directors of the Registrant, and their ages, are as follows:

                           NAME                                     AGE

                           Geoffrey P. Talbot                       53

                           Peter Upfold                             39

                           Dr. Leonard Silverman                    62

                           Robert B. Fields                         64



Business Experience

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     GEOFFREY P. TALBOT - Mr. Talbot is a co-founder and has served as Chairman, Chief Executive Officer and interim Chief Financial Officer of Statmon Technologies Corp. since its formation in June 2000. From April 1997 to July 2000, Mr. Talbot was the Chief Executive Officer and Director of J.C. Williamson Entertainment Inc. and J.C. Williamson Technologies in Los Angeles, California. From 1995 to 1996, Mr. Talbot initiated the initial public offering and NASDAQ listing of a high end computer graphics and digital film studio based in North Hollywood, California.

     Mr. Talbot has over 30 years of international business experience including holding Chief Executive Officer/Chief Financial Officer and other senior executive positions responsible for managing high growth and talent in the media buying, advertising sales, media technologies, computer graphics and digital film production industries.

     Mr. Talbot's background also includes financial and management training at Caltex Oil (Australia) Limited and international asset based financing experience with Itel Leasing Corporation in San Francisco and Chicago and Orion Term Bank (Royal Bank of Canada) in London, England.

     PETER UPFOLD - Mr. Upfold is a co-founder and has served as Deputy Chairman, Chief Technical Officer and a director of Statmon Technologies Corp. since its formation in June 2000. Mr. Upfold relocated to the United States from Australia in 1998 to introduce the technology upon which Statmon's products are based to the North American market. Between 1988 and 1998 he was active at a senior level of the Australian and New Zealand broadcast engineering and information technology markets. Mr. Upfold has over 20 years industry experience in technology and electronics management, the Internet and wireless television and radio broadcasting. Mr. Upfold has extensive broadcast transmission systems experience as well as a strong background with surface mounted computer technology and digital data transmission. Mr. Uphold is also a hands-on software programmer using languages such as Visual Basic, Visual C++, Visual FoxPro, and Microsoft Access.

     DR. LEONARD SILVERMAN - Dr. Silverman has been a member of Statmon Technologies Corp. Board of Directors since its formation in June 2000. Dr. Silverman has spent most of his professional career at the University of Southern California (USC). He was appointed the fifth Dean of Engineering in 1984 and retired as the Dean in June 2001. The USC School of Engineering has


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


     over 140 faculty, 4,000 students and an operating budget of over US$100 million. Dean Silverman began his administrative career in 1982 when he was elected Chairman of the Electrical Engineering Systems Department. He was appointed a Full Professor of Electrical Engineering in 1977. Dr. Silverman, a member of the U.S. National Academy of Engineering, is internationally known for his pioneering work in the theory and application of multivariable control systems and signal processing with more than 100 publications to his credit. He currently serves as an independent corporate director on the public company boards of Advanced MicroDevices (AMD) and Diodes, Inc. He is board member of the Colachis Foundation, the M.C. Gill Foundation and the Lord Foundation. Dr. Silverman will be invited to be the Chairman of the Compensation Committee and be a member of the Audit Committee.

     ROBERT B. FIELDS - Mr. Fields has been a member of Statmon Technologies Corp. Board of Directors since its formation in June 2000. From 1979 through the present, Mr. Fields has served as President of Tradestar Ltd., an asset appreciation consulting firm owned by Mr. Fields. From July 1999 to the present, Mr. Fields has served as a consultant to Hardistry Construction Management Corporation, a California based construction management firm. From February 15, 2001 through the present, Mr. Fields has served as Chairman of Act For X, Inc., a New York service provider of software for currency trading. From August, 1997 through February 15, 2002, Mr. Fields served as an executive advisor to Laidlow Global Corp. (AMEX: GLC).

     Mr. Fields is a senior executive with over 40 years of diverse experience ranging from key sector management positions and directorships with major corporations to investment banking and advisory experience working with start ups and the early stage capitalization of technology companies. Mr. Fields has wide ranging experience in public company management and representing the shareholders of public companies. He was appointed a director of the Friars National Association Foundation, Inc., a philanthropy of the arts based in New York in 1998, has served as its Treasurer and was recently elected its Vice President.


Involvement in Certain Legal Proceedings

     No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.

     On March 18, 1998, Hospital Staffing Services, Inc. ("HSS"), a professional healthcare services organization, filed for bankruptcy under Chapter 11 with the United States Bankrutpcy Court for the Southern District of Florida, Broward County. Robert B. Fields resigned from HSS' Board of Directors in February, 1998.

     On July 14, 2000, Netter Digital Entertainment, Inc. ("NDE") filed for voluntary reorganization under Chapter 11 in the United States Bankruptcy Court for the Central District of California, San Fernando Division. Dr. Leonard Silverman resigned from NDE's Board of Directors on August 31, 2000.


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


     No person who is an officer or director was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

     No person who is an officer or director was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

     1. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

     2. Engaging in any type of business practice; or

     3. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

     No person who is an officer or director was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 1 of this section, or to be associated with persons engaged in any such activity.

     No person who is an officer or director was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated.

     No person who is an officer or director was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


Transactions With Management And Others

     There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest, except as explained below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that the Company's officers and directors, and persons who own more than ten percent of the registered class of the Company's equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent stockholders are required by regulation to furnish to the Company copies of all
Section 16(a) forms they file.


Committees Of The Board Of Directors

     The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.


Meetings Of The Board Of Directors

     There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

                                                                                           SECURITIES                    ALL
                                                              OTHER ANNUAL   RESTRICTED    UNDERLYING      LONG TERM     OTHER
           NAME AND                                           COMPENSATION   STOCK        OPTIONS/SARS    COMPENSATION   COMPENSA-
      PRINCIPAL POSITION       YEAR    SALARY ($)  BONUS ($)       ($)         AWARDS         (#)           / OPTION     TION
----------------------------- -------  ----------  ---------  -------------  ----------   ------------    ------------   ----------
Philip G. Hinds,  President
and Director                   2000        $0          $0           $0               0             0            0             0
                               2001        $0          $0           $0               0             0            0             0


Ronald Shogren, Director                   $0          $0           $0               0             0            0             0
                               2000        $0          $0           $0               0             0            0             0
                               2001        $0          $0           $0               0             0            0             0


Michael R. Butler, Director                $0          $0           $0               0             0            0             0
                               1999        $0          $0           $0               0             0            0             0
                               2000        $0          $0           $0               0             0            0             0


Scott Rands, Director and
President
(Resigned 2000)                1998        $0          $0           $0               0             0            0             0


Blane Van Pletzer, Director,
Vice President and Secretary
(Resigned 2000)                1998        $0          $0           $0               0             0            0             0


Sterling Hanks, Director
(Resigned 2000)                1999        $0          $0           $0               0             0            0             0


     During the Registrant's the current fiscal year, no executive officers and directors of the Registrant received compensation from the Registrant. No compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no change of control arrangements were implemented other than those set forth herein.



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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


May 29, 2002                            VIABLE RESOURCES, INC.



                                        By:  /s/ Philip G. Hinds
                                             -----------------------------------
                                             Philip G. Hinds, President